FOR IMMEDIATE RELEASE

CONTACT:
Davis P. Stowell
President
Grace Property Management, Inc.
Telephone: (516) 686-2201
Facsimile: (516) 625-1685
Email: dstowell@graceny.com

Reeves Telecom Limited Partnership
Responds to Mini-Tender Offer
for its Limited Partnership Units

GLEN HEAD, NY (June 26, 2006) - Reeves Telecom Limited Partnership (the “Partnership”) announced that it had recently become aware that Peachtree Partners (“Peachtree”) has commenced a tender offer (the “Peachtree Offer”) to purchase up to 4.9% (including Units already owned by Peachtree or its principals) of the outstanding limited partnership units (“Units”) of the Partnership at a cash purchase price of $2.00 per Unit, less an administrative fee of $50.00 per investor and less any distributions paid after June 14, 2006, on the terms and subject to the conditions set forth in an offer to purchase dated June 14, 2006 (the “Peachtree Offer to Purchase”). The Peachtree Offer expires on August 11, 2006, unless extended.

Today the Partnership filed a Schedule 14D-9, Solicitation/Recommendation Statement, with the Securities and Exchange Commission in response to the Peachtree Offer. In its filing, the Partnership noted that Reeves Telecom Acquisition Corp. (“RTAC”) commenced a tender offer to acquire any and all Units of the Partnership at a cash purchase price of $1.50 per Unit on the terms and subject to the conditions set forth in an offer to purchase dated June 14, 2006 (the “RTAC Offer”). The Partnership further noted that RTAC may be deemed to be an “affiliate,” as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Partnership and its general partner, and that, because the Peachtree Offer competes with the RTAC Offer, the Partnership and its general partner have a conflict of interest and are not able to make any recommendation to its Unit holders as to whether they should tender or refrain from tendering their Units under the Peachtree Offer.

The Peachtree Offer is a “Mini-Tender Offer.” Mini-Tenders Offers are tender offers which will result in the offeror beneficially owning, after completion of the Mini-Tender Offer, less than 5% of the outstanding securities of a particular issuer. Mini-Tender Offers are not subject to many of the tender offer rules promulgated by the SEC which provide for certain disclosures and protect holders to whom a tender offer is made. This has led to abuses that have caused the SEC to issue “Tips for Investors” in Mini-Tender Offers. Unit holders are encouraged to read this advice in its entirety at www.sec.gov/investor/pubs/minitend.htm.

The Partnership believes that Unit holders should be aware of certain factors concerning the Peachtree Offer when making their decision whether to tender Units to Peachtree, to RTAC, or not at all. In particular, while not expressing an opinion with respect to the RTAC Offer or the Peachtree Offer, the Partnership and its general partner believe that Unit holders should consider the matters set forth below:

PURCHASE PRICE

Peachtree is offering to purchase Units for cash equal to $2.00 per Unit, less an administrative fee of $50.00 per investor and less any distributions paid after June 14, 2006. RTAC is offering to purchase Units for cash equal to $1.50 per Unit net to the seller. If Peachtree purchases less than 100 Units from a Unit holder, the $50.00 administrative fee charged by Peachtree will reduce the per Unit amount such Unit holder will actually receive to less than $1.50 per Unit.

NUMBER OF UNITS TO BE PURCHASED UNDER THE OFFER

The Peachtree Offer to Purchase states that Peachtree “will not purchase more than 4.9% of the 1,811,562 outstanding Shares, including those we already own.” According to the Partnership’s records, Mr. Ira Gaines, one of the principals of Peachtree, personally owns 29,200 Units. Therefore, based upon Peachtree’s Offer to Purchase and applicable Federal securities laws relating to Mini-Tender Offers, Peachtree may not acquire more than 61,378 Units, or less than 3½% of the total number of Units outstanding. RTAC will purchase any and all Units validly tendered and not withdrawn at $1.50 per Unit. Therefore, RTAC may acquire up to 100% of the total number of Units outstanding.

MANNER OF PURCHASING UNITS

The Peachtree Offer to Purchase does not disclose the manner in which Peachtree will purchase Units if more than 61,378 Units are validly tendered and not withdrawn. Peachtree may elect to purchase Units on a first-come, first-served basis, or pro rata from among all Units tendered, or on some other basis that may or may not be fair to Unit holders who tender Units under the Peachtree Offer. RTAC will purchase any and all Units validly tendered and not withdrawn at $1.50 net per Unit. If a Unit holder tenders any or all of his or her Units under the Peachtree Offer, the Unit holder can have no assurance that Peachtree will, in fact, (a) purchase any of his or her Units; (b) purchase at least 100 of his or her Units so that such Unit holder will receive from Peachtree at least $1.50 net per Unit after deduction of the $50.00 administrative fee; or (c) purchase Units in a manner that does not discriminate against holders of a large number of Units in order to increase the amount of the administrative fees collected.

WITHDRAWAL RIGHTS

Under the Peachtree Offer, a Unit holder has the right to withdraw the tender of his or her Units at any time within 15 days from the postmark of his or her acceptance of the Peachtree Offer. Under the RTAC Offer, a Unit holder has the right to withdraw the tender of his or her Units at any time prior to the expiration of the RTAC Offer, including any extension. If a Unit holder has tendered Units under the Peachtree Offer, the time in which he or she has the right to withdraw the tender of Units does not change even if Peachtree were to amend or extend its offer. If Peachtree elects not to purchase all of the Units tendered by a Unit holder under the Peachtree Offer, such Unit holder will have to wait until the unpurchased Units are returned by Peachtree to tender those Units in the RTAC Offer, which may be after expiration of the RTAC Offer if it is not extended or any other tender offer that may be made in the future.

UNPURCHASED UNITS

Peachtree is limited to purchasing a maximum of 61,378 Units under the Peachtree Offer. If more than that number of Units is tendered under the Peachtree Offer and a Unit holder has tendered Units under the Peachtree Offer, Peachtree may not purchase all of such Unit holder’s tendered Units. Peachtree is not obligated to inform Unit holders of how many of their Units it has purchased or return unpurchased Units to Unit holders until after August 11, 2006 or any date to which the Peachtree Offer is extended. RTAC will purchase any and all Units validly tendered under the RTAC Offer by July 14, 2006 (unless the RTAC Offer is extended in the sole discretion of RTAC) and not withdrawn. Therefore, by the time Peachtree returns unpurchased Units to Unit holders who have tendered some or all of their Units to Peachtree, it may be too late to tender those Units to RTAC for purchase under the RTAC Offer or any other tender offer that may be made in the future. The result of a purchase of less than all of the Units tendered to Peachtree may be that the Unit holder will receive an aggregate amount that is less than $1.50 per Unit for all of the Units tendered to Peachtree, although such Unit holder will be entitled to distributions on, and be able to otherwise sell in the future, Units that are returned by Peachtree.

SEC ACTIONS AGAINST PEACHTREE

The Peachtree Offer to Purchase states that “[i]n 2003, Mr. Gaines [one of the principals of Peachtree] entered into consent with the SEC enjoining him from offering, making or engaging in mini-tenders for a public company’s equity securities. This consent specifies that it does not pertain to offers to purchase limited partnership interests such as this. The full text of the consent and final judgment is available at (www.sec.gov).” The Partnership and its general partner believe that Unit holders should be aware of the following information regarding SEC actions against Peachtree and Mr. Gaines.

■
The matter referred to in the Peachtree Offer to Purchase was an action brought by the SEC that resulted in an “Agreed Final Judgment” entered in the U.S. District Court for the District of Arizona against Mr. Gaines and two entities he controlled. In such action, Mr. Gaines consented to the entry of the judgment, without admitting or denying the SEC’s allegations. The SEC complaint alleged, among other matters, that when Mr. Gaines and the entities he controlled made Mini-Tender Offers for shares of publicly-traded companies, he misled shareholders by not disclosing that: (1) he reserved sole discretion to modify his offers, including the offer price and the offer period; (2) he could terminate his offers without notice, regardless of how many shareholders had tendered shares; and (3) he did not have sufficient cash on hand to buy the shares tendered to him if he received all of the number of shares he offered to purchase in his mini-tenders. See SEC Litigation Release No. 17703 at www.sec.gov/litigation/litreleases/lr17703.htm and the complaint at www.sec.gov/litigation/complaints/comp17703.htm. In the judgment, Mr. Gaines was permanently enjoined from violating certain sections of the Exchange Act, including Section 14(e), which prohibits, in connection with any tender offer (including a Mini-Tender Offer), (i) making any untrue statements of material fact, or omitting to state material facts necessary to make the statements made, in light of the circumstances in which they were made, not misleading; or (ii) engaging in fraudulent, deceptive or manipulative acts or practices. He was also permanently enjoined from making any Mini-Tender Offers for any public companies, other than limited partnerships. See SEC Litigation Release No. 18535 at www.sec.gov/litigation/litreleases/lr18535.htm.

■
On August 19, 1999, the SEC issued administrative orders (1) finding that Peachtree Partners violated Section 14(d) of the Exchange Act and the SEC’s tender offer rules in connection with tender offers which were not Mini-Tender Offers and ordering it to cease and desist from committing or causing any violation and any future violations of Section 14(d) and the SEC’s tender offer rules; and (2) finding that IG Holdings, Inc., an entity controlled by Mr. Gaines, violated the anti-fraud provisions of Section 14(e) of the Exchange Act in connection with Mini-Tender Offers and ordering it to cease and desist from committing or causing any violation and any future violations of Section 14(e). See www.sec.gov/litigation/admin/34-41760.htm and www.sec.gov/litigation/admin/34-41759.htm.

The Partnership recommends that Unit holders carefully review the documents relating to the Peachtree Offer and the RTAC Offer (the documents relating to the RTAC Offer may be obtained from the SEC’s website at www.sec.gov), particularly with respect to certain information regarding the potential value of the Units, and the information concerning the Partnership in its Forms 10-K, 10-Q and 8-K, which are also available at www.sec.gov.

If a Unit holder has already tendered Units under the Peachtree Offer and wishes to withdraw his or her tender of Units, such Unit holder must do so within 15 days from the postmark of acceptance of the Peachtree Offer. A Unit holder may send a written notice of withdrawal to Peachtree by fax to (602) 870-9122, stating the Unit holder’s name, address, Social Security Number or tax ID number, and the number of Units he or she wishes to withdraw, all exactly as written in the “Assignment Form and Limited Power of Attorney” that was sent to Peachtree.

If a Unit holder has already tendered Units under the RTAC Offer and wishes to withdraw his or her tender of Units, such Unit holder must do so prior to the expiration of the RTAC Offer, including any extension. Instructions on how to timely file a notice of withdrawal under the RTAC Offer are set forth in the RTAC Offer to Purchase dated June 14, 2006.

About the Partnership

Reeves Telecom Limited Partnership is a South Carolina limited partnership that is engaged in owning, developing, selling, leasing, or otherwise dealing in real estate in North Carolina.

Forward Looking Statement

Certain statements in this communication may constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the Partnership’s and its general partner’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are detailed in the Partnership’s Annual Report on Form 10-K for the period ended December 31, 2005, and in its other filings with the Securities and Exchange Commission. Such forward-looking statements speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based.

# # #